UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 14, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
FIRST URANIUM SHAREHOLDERS, NOTE-HOLDERS AND
DEBENTURE-HOLDERS APPROVE SALE OF MINE WASTE
SOLUTIONS TO ANGLOGOLD ASHANTI

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
FIRST URANIUM SHAREHOLDERS, NOTE-HOLDERS AND DEBENTURE-HOLDERS APPROVE
SALE OF MINE WASTE SOLUTIONS TO ANGLOGOLD ASHANTI
Further to the announcement on 2 March 2012 relating to the proposed acquisition by AngloGold
Ashanti of First Uranium (Pty) Ltd (South Africa) ("FUSA"), a wholly owned subsidiary of First Uranium
Corporation ("FIUC") and the owner of Mine Waste Solutions ("MWS") for a cash consideration of
US$335 million (the "transaction"), AngloGold Ashanti welcomes the decision taken today by FIUC shareholders and debt holders to approve the transaction. Implementation of the transaction is expected to occur before the end of the month subject to the remaining conditions precedent being fulfilled. The transaction will be funded from AngloGold Ashanti’s existing cash reserves and debt facilities.

“This acquisition provides us with valuable gold and uranium production,” AngloGold Ashanti Chief
Executive Officer Mark Cutifani said. “The deal makes sense in that it offers significant synergies, facilitates long-term rehabilitation of this area and secures long-term employment opportunities in
South Africa.”

MWS is a recently commissioned tailings retreatment operation located in South Africa’s Vaal River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities. AngloGold Ashanti holds a 19.8% equity interest in FIUC.

Johannesburg
14 June 2012

Sponsor and financial adviser: UBS
Legal Advisers: Edward Nathan Sonnenbergs
Legal Advisers as to Canadian Law: Fasken Martineau DuMoulin LLP
ENDS
Contacts
Tel:                                                                                                                   E-mail:
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Sabrina Brockman (Investors)
+1 (212) 836-4303
SBrockman@AngloGoldAshantiNA.com
Chris Nthite (Media)
+27 (0) 11 637 6388
/
+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2011, which was distributed to shareholders on 4 April 2012 and the company’s 2011 annual report on Form 20-F, which was filed with the
Securities and Exchange Commission in the United States on April 23, 2012. These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 14, 2012
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary